MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14047794

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-67942 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Boulevard Suite A-18
(No. and Street)

Woodcliff Lake, (City) N.J. (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

700,850 - 2nd Street SW (Address) Calgary, (City) Alberta (State) T2P OS7 Canada (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/24/14

# OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solium Financial Services, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE A. FISHER
Notary Public, State of New York
No. 01FI4815088
Qualified in Westchester County
Commission Expires 6-30-14

Notary Public

Signature

President, CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solium
FINANCIAL

Solium Financial Services LLC
Financial Statements
For the years ended December 31, 2013

# Solium Financial Services LLC
December 31, 2013

## Table of contents

Deloitte LLP
Suite 700
850 2nd Street S.W.
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

# Independent Auditor's Report

To the Shareholder of
Solium Financial Services LLC

We have audited the accompanying financial statements of Solium Financial Services LLC., which comprise the balance sheet as of December 31, 2013, and the related statements of operations and retained earnings, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the United States Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solium Financial Services LLC., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statement of net capital on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the statement of net capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the statement of net capital is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte LLP

Chartered Accountants
February 26, 2014

# Solium Financial Services LLC
## Balance Sheet
## As at December 31, 2013
(Amount in U.S. dollars)

| | 2013 | 2012 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| Current assets | | |
| Cash (Note 4) | **836,066** | 523,513 |
| Accounts receivable | **235,327** | 147,753 |
| | **1,071,393** | 671,266 |
| Due from related parties (Note 3) | **-** | 100,106 |
| | **1,071,393** | 771,372 |
| **Liabilties** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **7,652** | 5,047 |
| | **7,652** | 5,047 |
| Due to related parties (Note 3) | **2,881** | 264,936 |
| | **10,533** | 269,983 |
| **Shareholder's equity** | | |
| Share capital | | |
| 100 shares authorized and outstanding at December 31, 2013 (2012 - 100) (Note 7) | **120,000** | 120,000 |
| Retailed earnings | **940,860** | 381,389 |
| | **1,060,860** | 501,389 |
| | **1,071,393** | 771,372 |

The financial statements were approves by the sole member of the LLC on February 26, 2014 and were signed on its behalf.

(Signed) "Lynn Leong" Sole Member of the LLC

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC

## Statement of operations and retained earnings

## For the year ended December 31, 2013

(Amount in U.S. dollars)

| | 2013 | 2012 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Broker access and administration fees | **1,056,473** | 861,622 |
| **Operating expenses** | | |
| Salaries and wages | **75,000** | 75,000 |
| General and administrative | **49,022** | 29,662 |
| | **124,022** | 104,662 |
| **Income before income taxes** | **932,451** | 756,960 |
| Income tax expense | **372,980** | 264,936 |
| **Net income** | **559,471** | 492,024 |
| Retained earnings, beginning of year | **381,389** | 904,365 |
| Dividends | **-** | (1,015,000) |
| **Retained earnings, end of year** | **940,860** | 381,389 |

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC

Statement of changes in shareholder's equity

For the year ended December 31, 2013

(Amount in U.S. dollars)

| | $ |
|---|---|
| **Shareholder's equity, January 1, 2012** | **1,024,365** |
| Dividends | **(1,015,000)** |
| Net income | **492,024** |
| Shareholder's equity, December 31, 2012 | **501,389** |
| Dividends | **-** |
| Net income | **559,471** |
| **Shareholder's equity, December 31, 2013** | **1,060,860** |

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC

## Statement of changes in liabilities subordinate to claims of general creditors

## For the year ended December 31, 2013

(Amounts in U.S. dollars)

| | $ |
|---|---|
| **Balance, January 1, 2013** | - |
| Increases | - |
| Decreases | - |
| **Balance, December 31, 2013** | - |

Note: No liabilities subordinate to claims of general creditors existed at December 31, 2013 and 2012.

The accompanying notes are an integral part of these financial statements.

# Solium Financial Services LLC

Statement of cash flows

For the year ended December 31, 2013

(Amount in U.S. dollars)

| | 2013 | 2012 |
|---|---|---|
| | $ | $ |
| **Cash flows related to the following activities:** | | |
| **Operating activities** | | |
| Net income | **559,471** | 492,024 |
| Changes in non-cash working capital (Note 5) | **(246,918)** | 315,854 |
| | **312,553** | 807,878 |
| **Financing activity** | | |
| Dividends | - | (1,015,000) |
| **Net increase (decrease) in cash** | **312,553** | (207,122) |
| Cash, beginning of year | **523,513** | 730,635 |
| **Cash, end of year (Note 4)** | **836,066** | 523,513 |

The accompanying notes are an integral part of these financial statements.

## 1. Business organization

Solium Financial Services LLC ("SFS" or the "LLC" or the "Company") is a Delaware limited liability company and was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings"). As an LLC, the Company does not have a Board of Directors, its business and affairs are governed by Solium Holdings pursuant to the Company's Operating Agreement.

The Company's primary source of revenue is derived from the access and administration fees earned through agreements with broker partners. The Company operates as a FINRA member and its officers are licensed with FINRA. As of December 31, 2013, all registration fees and required filings have been made to FINRA and related securities authorities.

## 2. Significant accounting policies

*Basis of presentation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

*Financial statements*

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting.

*Cash and cash equivalents*

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

*Revenue*

Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

*Income taxes*

Solium Holdings and its domestic subsidiaries, including SFS, file consolidated United States ("U.S.") federal and state income tax returns. Based on the results of the consolidated group, income taxes for SFS for the year ended December 31, 2013 have been estimated at the blended U.S. federal and state income tax rate of 40%.

## 3. Due to and from related parties

Amounts due to and from related parties represent cash collected or paid on behalf of SFS by affiliated companies and thus are due to or from SFS, net of operating costs paid by affiliated companies on behalf of SFS and due back from SFS. There are no fixed repayment terms and interest is charged at the Applicable Federal Rate ("AFR") as published by the U.S. Internal Revenue Service.

(Amounts in U.S. dollars, unless otherwise stated)

## 4. Net capital

As at December 31, 2013, the Company's net capital is $897,654. The Company's excess net capital was $892,654 over the minimum requirements. Its aggregated indebtedness was $10,533 and its ratio of aggregated indebtedness to net capital was 1.17%. This was computed pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-1. Cash in the amount of $5,000 is restricted to maintain minimum net capital.

## 5. Changes in non-cash working capital

Changes in non-cash working capital items are detailed as follows:

| | **2013** | 2012 |
|---|---|---|
| | **$** | $ |
| Increase in accounts receivable | **(87,574)** | (103,479) |
| Decrease in due from related parties | **100,106** | 159,600 |
| Increase (decrease) in accounts payable | **2,605** | (5,203) |
| (Decrease) increase in due to related parties | **(262,055)** | 264,936 |
| Change in non-cash operating working capital | **(246,918)** | 315,854 |

## 6. Financial instruments

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted prices for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's financial instruments are recorded at amortized cost. Their carrying amounts at year end approximate their fair values.

## 7. Share capital

The Company has authorized an unlimited number of common shares.

*Issued*

| | Number of shares | Amount |
|---|---|---|
| | | $ |
| Common shares | | |
| Balance, December 31, 2013 and 2012 | 100 | 120,000 |

# Solium Financial Services LLC

## Statement of net capital
## Pursuant to SEC Rule 15c3-1
## As at December 31, 2013 and 2012

(Amounts in U.S. dollars)

| | 2013 | 2012 |
|---|---|---|
| | $ | $ |
| **Total assets** | **1,071,393** | 771,372 |
| Less: total liabilities | **(10,533)** | (269,983) |
| Net worth | **1,060,860** | 501,389 |
| Less: non-allowable assets | **163,206** | 247,859 |
| Net capital before haircuts | **897,654** | 253,530 |
| Less: total haircut charges | **-** | - |
| Net capital | **897,654** | 253,530 |
| Less: required minimum net capital | **(5,000)** | (17,999) |
| **Excess net capital** | **892,654** | 235,531 |
| **Aggregated indebtedness** | **10,533** | 269,983 |
| **Aggregated indebtedness to net capital** | **1.17%** | 106.49% |

There were no reconciling items between the Company's statement of net capital pursuant to SEC Rule 15c3-1 and the Company's net capital as included in part II of Form X-17A-5 as at December 31, 2013.

Deloitte.

Deloitte LLP
700 Bankers Court
850 Second Street S.W.
Calgary AB T2P 0R8
Canada

Tel: (403) 267-1700
Fax: (587) 774-5379
www.deloitte.ca

# Independent Auditor's Report on Internal Accounting Control Required By Rule 17a-5

To the Shareholder of
Solium Financial Services LLC

In planning and performing our audit of the financial statements of Solium Financial Services LLC (the "Company"), as of and for the year ended December 31, 2013, (on which we issued our report dated February 26, 2014 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the United States Federal Reserve, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the United States Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this reporting, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, United States Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Deloitte LLP

Chartered Accountants
February 26, 2014

Deloitte.

Deloitte LLP
Suite 700
850 2nd Street S.W.
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

To the Shareholder of
Solium Financial Services LLC
50 Tice Blvd. Ste. A18
Woodcliff Lake NJ 07677-7658

Dear Sirs/Mesdames:

In accordance with Rule 17a-5(e)(4) under the United States Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the "General Assessment Reconciliation (Form SIPC-7)") to the United States Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Solium Financial Services LLC ("SFS") and the United States Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SFS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SFS's management is responsible for SFS's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination of the General Assessment Reconciliation (Form SIPC-7), the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte LLP

Chartered Accountants
Calgary, Alberta
February 26, 2014

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067942 FINRA DEC
SOLIUM FINANCIAL SERVICES LLC 11*11
50 TICE BLVD STE A18
WOODCLIFF LAKE NJ 07677-7658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Sciandro
201-476-9011

2. A. General Assessment (item 2e from page 2) $ 2,641

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,422 )

6-30-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,219

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,219

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,219

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solium Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February, 2014.

CEO/CCO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,056,473

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 1,056,473

2e. General Assessment @ .0025 $ 2,641

(to page 1, line 2.A.)